United States securities and exchange commission logo





                             August 20, 2021

       Saeed Keyoumars
       Chief Executive Officer
       Applied UV, Inc.
       150 N. Macquesten Parkway
       Mount Vernon, NY 10550

                                                        Re: Applied UV, Inc.
                                                            Draft Registration
Statement
                                                            Filed August 13,
2021
                                                            File No. 377-05372

       Dear Mr. Keyoumars:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Effie
Simpson at (202) 551-3346 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Ross Carmel